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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+972-52-432-9955
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 14, 2022, Otonomo Technologies Ltd. issued a press release announcing the closing of its acquisition of The Floow, a privately held SaaS provider of connected insurance technology for major carriers globally. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated April 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: April 14, 2022	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer